Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Rex Energy Corporation:

We consent to the use of our reports dated March 2, 2015, with respect to the consolidated balance sheets of Rex Energy Corporation and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of operations, changes in noncontrolling interests and stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2014, and the effectiveness of internal control over financial reporting as of December 31, 2014, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP
KPMG LLP
Dallas, Texas
April 24, 2015